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                                                  OMB Number: 3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MultiMedia Access Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   625444 10 4
                              --------------------
                                 (CUSIP Number)


                     Glenn A. Norem, Chief Executive Officer
                2665 Villa Creek, Suite 200, Dallas, Texas 75234
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                     2/4/97
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 625444 10 4                                          PAGE 2 OF 5 PAGES
          ------------                                             ---  ---

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glenn A. Norem
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
                                                             (b)[ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                 PF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
       NUMBER OF
         SHARES                    941,524
      BENEFICIALLY  ------------------------------------------------------------
        OWNED BY     8    SHARED VOTING POWER
          EACH
       REPORTING                     13,200  (Mr.  Norem  disclaims   beneficial
        PERSON                       ownership of these shares.)
         WITH       ------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                                   941,524
                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POSER

                                     13,200  (Mr.  Norem  disclaims   beneficial
                                     ownership of these shares.)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 954,724
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
        [x]

        Does not include options to purchase 188,499 shares of Common Stock which have not vested as of June 15, 1997
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 11.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: MMAC Common stock.

Address of Issuer: MultiMedia Access Corporation, 2665 Villa Creek, Suite 200, Dallas, Texas 75234

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name: Glenn A. Norem

         (b) Residence or business address: 2665 Villa Creek, Suite 200, Dallas, Texas 75234

         (c) Present principal occupation or employment: Chief Executive Officer and Director, MultiMedia Access Corporation

         (d)      No

         (e)      No

         (f)      U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Norem acquired a total of 613,200 shares of Common Stock of the Company in connection with the acquisition of Viewpoint Systems, Inc. by the Company. All of the outstanding shares of Common Stock and Options of Viewpoint were exchanged for Common Stock and Options of the Company at an exchange ratio of .511 shares of the Company to one (1) share of Viewpoint. Mr. Norem acquired the shares of Viewpoint Systems, Inc. with his personal funds. Mr. Norem sold 19,417 of these shares in private sales on April 13, 1995 and distributed 13,200 shares to his children on the same date. Mr. Norem acquired 3,265 shares of Common Stock of the Company in a distribution by G.A. Norem I, L.P. on this date.

         Mr. Norem also acquired 10,869 shares of Common Stock and 10,869 Redeemable Common Stock Purchase Warrants of the Company in February 1997 upon the conversion of $50,000 principal amount of Convertible Debt into equity. Mr. Norem purchased the Convertible Debt in October 1994 in a private placement with his personal funds.

         Mr. Norem also holds warrants to purchase an additional 133,337 shares of Common Stock of the Company at prices ranging from $1.00 per share to $3.00 per share. Mr. Norem was granted these warrants as an incentive to enter into various financing transactions with the Company.

         Mr. Norem holds options to purchase an aggregate of 391,100 shares of Common Stock of the Company at prices ranging from $.04 per share to $5.0875. As of June 15, 1997, 202,601 of these options will have vested. Mr. Norem was granted these options connection with his employment as Chief Executive Officer of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Norem acquired the Common Stock, Warrants and Options as a personal investment, in connection with various financing transactions with the Company and in connection with his employment as Chief Executive Officer of the Company.

         (a) As stated above, Common Stock underlying options to purchase 202,601 shares of Common Stock and Common Stock underlying warrants to purchase an aggregate of 144,206 shares of Common Stock are included in Mr. Norem's beneficial holdings. Mr. Norem may acquire additional shares of Common Stock upon the exercise of options to purchase 188,499 shares at prices ranging from $.04 per share to $5.0875 per share upon the exercise of employee incentive stock options.

         (b)      No plans                  (g)      No changes

         (c)      No plans                  (h)      No plans

         (d)      No plans                  (i)      None

         (e)      No plans                  (j)      None

         (f)      No plans


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Norem beneficially owns 954,724 shares of Common Stock, or 11.6% of the outstanding Common Stock of the Company (Mr. Norem disclaims beneficial ownership of the 13,200 shares of Common Stock of this amount which are held by his children). In addition, Mr. Norem holds options to purchase 188,499 shares of the Company which will vest after June 15, 1997.

         (b) Mr. Norem has the sole power to vote 594,717 shares and shared power to vote 13,200 shares for a total of 604,917 shares of Common Stock of the Company, or 7.7% of the Common Stock of the Company. Assuming the exercise of all vested stock options and warrants exercisable on or before June 15, 1997, he will hold sole voting power over 941,524 shares of Common Stock, or 11.6% of the Common Stock of the Company.

         (c) During the last sixty days, Mr. Norem has not engaged in any transactions in the class of securities reported.

         (d)      No such person exists.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  None.


                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.



                                       By: /s/ Glenn A. Norem
                                          ------------------------
                                               Glenn A. Norem